Filed by 10X Capital Venture Acquisition Corp. III pursuant to
Rule 425 under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: 10X Capital Venture Acquisition Corp. III
(Commission File No. 001-41216)
Date: December 21, 2022

FOR IMMEDIATE RELEASE

SPARKS ENERGY, A LEADER IN POWER INFRASTRUCTURE SERVICES AND RESTORATION, TO LIST ON NEW YORK STOCK EXCHANGE THROUGH MERGER WITH 10X CAPITAL VENTURE ACQUISITION CORP. III

●	Sparks Energy, Inc. (“Sparks”), a power infrastructure services firm and a leader in power restoration management, has entered into a merger agreement with 10X Capital Venture Acquisition Corp. III (NYSE: VCXB) (“10X III”); the newly combined company will be listed on the New York Stock Exchange under the ticker symbol “SPKS”.

●	Sparks provides critical electric transmission and distribution infrastructure recovery and repair services for utility customers across the United States, serving as the first responder for regional, state, and local power outages caused by environmental events such as snow, ice, wind, fire, flood and hurricanes.

●	The rise in the frequency and severity of climate change-driven weather events positions Sparks to be the go-to restoration provider for utilities across the country, backed by a fleet of vehicles and equipment strategically positioned across its service territory and over 2,800 deployable full-time, part-time and subcontracted employees.

●	Sparks has contracts with some of the nation’s largest investor-owned utilities, is a federal subcontractor to FEMA and the United States Department of Energy, and has contracts with numerous state and local entities.

●	Increasing investment in wind, solar, and other renewable power generation sources is accelerating demand for greenfield transmission and distribution, providing additional growth opportunities for Sparks in many regions of the country, including provisions earmarked in the Bipartisan Infrastructure Law and the Inflation Reduction Act.

●	Founded in 2007, Sparks has a proven history of revenue, profit and cashflow generation.

●	Successful record of M&A execution with a meaningful opportunity to further consolidate a highly fragmented industry through executing on a qualified acquisition pipeline.

●	Pro forma enterprise value of the combined company is expected to be approximately $475 million, including $50M seller earnout.

●	10X III and Sparks have secured a $50 million committed equity financing facility.

●	The merger is expected to close in 2023.

NEW YORK /DANVILLE, ALABAMA (December 21, 2022) – Sparks Energy, Inc. (“Sparks” or “the Company”), a leading provider of power infrastructure restoration and services to utilities across the United States, and 10X Capital Venture Acquisition Corp. III (“10X III”) (NYSE: VCXB), a special purpose acquisition company (“SPAC”), today announced that they have entered into a merger agreement for a business combination that would result in the combined entity being a publicly listed holding company with Sparks as its wholly-owned subsidiary. Following the close of the transaction, the resulting holding company expects to be listed on NYSE under the ticker “SPKS”.

Through the transaction, Sparks will receive additional capital to fund its organic and inorganic growth plans, including expanding its suite of service offerings and geographic footprint. A $50 million standby equity financing facility has been secured from YA II PN, LTD., an affiliate of Yorkville Advisors.

The combined public company will be led by Sparks founder and CEO, Jaradda Sparks. Mr. Sparks has over 25 years of experience in the industry and in 2007 founded the Company with a vision of providing expert third-party power recovery and restoration services to utilities in the Southeast United States. Over the past 15 years, the Company has grown to be a leading provider of critical power infrastructure recovery services to utilities across the southern, eastern and midwestern United States. The Company’s proven history and reputation for delivering dependable, high quality service in its customers’ greatest times of need has driven growth that makes Sparks a vendor of choice in many of the regions typically impacted by recurring weather events.

Mr. Sparks stated, “Listing as a publicly traded company will enable increased growth opportunities for Sparks Energy. The enhanced access to capital will allow us to accelerate our plans to scale and grow our service offerings and geographic reach across the United States at a time when customers need them the most. The “Electrification of Everything”, the push to renewable energy sources, and the impacts of more frequent and severe storms resulting from climate change are creating a tremendous amount of pressure on the country’s already strained electric distribution system. Through our partnership with 10X III, we look forward to expanding our ability to grow our customer base and ensure the highest levels of electrical reliability from our nation’s utilities.”

Partnership with 10X III

“10X Capital has a strong commitment to investing in sustainability, and we are very enthusiastic to partner with Sparks as it executes on its strategic vision of providing the highest levels of power distribution recovery and restoration services to customers across the United States,” said Hans Thomas, Chairman and Chief Executive Officer of 10X Capital. “Thematically, Sparks resonates with multiple areas of interest for 10X, including climate change, renewable energy, and infrastructure. The country’s grid, already compromised by decades of underinvestment, faces increasing risks from climate-change fueled storm activity just as consumer demand for reliable energy sources continue to hit new highs. Sparks addresses an enormous need, and its ability to provide critical equipment in a time of growing scarcity, as well as qualified, insured, experienced crews where and when they are needed most is highly compelling. We are thrilled by Sparks’ impressive portfolio of utility, federal, state, and municipal customers, the resilience and profitability of their business model, as well as the tremendous opportunity to grow organically and acquisitively in the coming years.”

Mr. Thomas continued, “The Sparks team has built an outstanding business that is relatively uncorrelated with economic cycles, with underlying organic growth driven by the observed impacts of climate change and the country’s accelerating investment in renewable energy. Sparks is well-positioned with combined technical expertise and financial strength to be a consolidator in this highly fragmented, but critical industry. We also see tremendous demand for renewable energy, along with significant support for energy infrastructure in recent legislation including the Bipartisan Infrastructure Law and the Inflation Reduction Act, and we feel that Sparks is well positioned to help connect emerging solar, hydro, wind and other renewable sources, as well as charging stations and other new infrastructure, to the grid. The “Electrification of Everything” fundamentally requires at least one thing, reliable electricity, and Sparks is at the forefront of enhancing that reliability for power companies and governments across America.”

Storm Recovery and Restoration

Electric power distribution recovery and restoration is Sparks’ core business. From snow, ice and wind events in the Northeast to hurricane activity in the Southeast, to fire, tornado or other events across many parts of the United States, the loss of power to customers is one of the highest profile events that utility providers face and one that they are structurally unfit to address. Despite many utility providers having internal crews, the scale of most weather-driven outages requires the assistance of third-party experts, such as Sparks, who provide crews, vital equipment, and response coordination. Sparks, with its dependable “boots on the ground”, or BOG, strategy, has assets staged at critical, high demand areas across its services territories, making the Company’s time and ability to respond to events more attractive than that of many competitors. Sparks has a fleet of 400 vehicles deployed at BOG sites and nearly 2,800 deployable trained personnel ready to answer the call from its multitude of utility customers. The nature of this business typically features annual contracts with utilities with set terms, rates, response times, and other factors. Sparks has long-standing relationships with many customers and a high level of repeat business, driven by a proven record it has established over its many years of delivering rapid, safe, cost-effective power restoration services to its customers.

Renewables-Driven Transmission and Distribution Opportunities

The Company’s expertise in transmission work and deep bench of experienced technical people makes the growing opportunities presented by increasing renewable investment particularly exciting. Renewable sources of power like wind and solar typically involve building facilities that are not covered by existing transmission capacity and are far from population centers. Sparks is advancing its plans to partner with engineering, procurement and construction companies to provide transmission services to those projects. This creates additional growth opportunities for the Company that help improve overall employee utilization with flexible crews that can be efficiently redeployed from steady state, “blue-sky” projects like these during times of peak demand for emergency power restoration, and returned to the longer-term projects when that shorter, higher margin work is completed.

Maintenance and Other Offerings

In addition to the event-driven electric power restoration services that Sparks provides, having equipment and deployable personnel in the same region as a customer presents an opportunity for the Company to augment a customer’s normal transmission and distribution maintenance programs. This can include services such as routine electric power line maintenance or capacity upgrades, providing the Company with another way to expand existing customer relationships and win new business, driving additional growth and diversification of recurring revenue.

Key Transaction Terms

The Boards of Directors of each of the Company and 10X III have unanimously approved the proposed merger, which is expected to be completed in 2023, subject to regulatory approval, the approval of the proposed merger by the Company’s stockholders and 10X III’s shareholders and the satisfaction or waiver of other customary closing conditions.

Additional information about the proposed transaction, including a copy of the merger agreement and this press release, will be provided in a Current Report on Form 8-K to be filed by 10X III with the SEC and available at www.sec.gov. More information about the proposed transaction will also be described in 10X III’s proxy statement/prospectus relating to the transactions, which it will file with the SEC.

Financial and Legal Advisors

Roth Capital Partners is serving as financial advisor to 10X III in connection with rendering a fairness opinion to 10X III’s board of directors regarding the transaction. Latham & Watkins LLP is legal counsel to 10X III. Nelson Mullins Riley & Scarborough LLP is serving as legal counsel to the Company.

About Sparks Energy

Sparks Energy, Inc. is a leading provider of power infrastructure restoration and services for utilities across the United States. The Company was founded in 2007 to address the growing need by both Investor-Owned Utilities and Electric Co-ops for quality workforces to perform storm response and energy restoration services. Sparks is a committed leader in power infrastructure restoration and services with an extensive fleet and qualified workforce to provide overhead/underground distribution, transmission, substation, and right of way operations in the southern, eastern and midwestern United States. For more information visit https://www.SparksInc.com.

About 10X CAPITAL

10X Capital is an investment firm at the nexus of Wall Street and Silicon Valley, aligning institutional capital with high growth ventures. 10X Capital invests across the capital structure, with a focus on companies using technology to disrupt major industries, including finance, healthcare, natural resources, transportation, infrastructure and real estate. For more information, visit https://www.10XCapital.com/.

10X Capital Venture Acquisition Corp III (NYSE: VCXB) is a special purpose acquisition company sponsored by 10X Capital, focused on identifying high growth businesses domestically and abroad and bringing them to the public markets. For more information visit www.10xspac.com.

Additional Information

For additional information on the proposed transaction, see 10X III’s Current Report on Form 8-K, which will be filed concurrently with this press release. In connection with the proposed transaction, the parties intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4, which will include a proxy statement/prospectus of 10X III, and will file other documents regarding the proposed transaction with the SEC. 10X III’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Sparks, 10X III and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, 10X III will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the transactions and other proposals set forth in the proxy statement/prospectus. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Sparks and 10X III will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X III’s website https://www.10xspac.com/.

Participants in the Solicitations

Sparks, 10X III and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X III’s shareholders in connection with the proposed transaction. You can find more information about 10X III’s directors and executive officers in 10X III’s final prospectus dated January 11, 2022 and filed with the SEC on January 14, 2022, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Sparks’s industry and market sizes, future opportunities for Sparks and 10X III, Sparks’s estimated future results and the proposed business combination between 10X III and Sparks, including the implied enterprise value, the expected transaction and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. These forward-looking statements are based on Sparks’ and 10X III’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Sparks’ and 10X III’s control. Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Sparks or 10X III to predict these events or how they may affect Sparks or 10X III. Except as required by law, neither Sparks nor 10X III has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Sparks’ and 10X III’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Sparks or 10X III, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X III or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X III or Sparks as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; Sparks’ estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the infrastructure services space, including with competitors who have significantly more resources; ability to grow and scale Sparks’ fleet of equipment; ability to maintain relationships with current customers and strategic partners; ability to make continued investments in Sparks’ platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact Sparks; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X III’s final prospectus dated January 11, 2022 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by 10X III.

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Contacts:

Sparks:

Investor Relations

investors@Sparksinc.com

10X Capital:

For investors please contact:

ir@10xcapital.com

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